MATTEL INC.

December 15, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Melissa Gilmore

Re: Mattel, Inc.
Form 10-K for the Year Ended December 31, 2021
Form 10-Q for the Period Ended September 30, 2022
File No. 001-05647
Dear Ms. Gilmore:

We received and have carefully reviewed the comments provided by the staff (“Staff”) of the Securities and Exchange Commission in its correspondence dated November 18, 2022. The following is our response to your comments. We have organized our response so that it appears in the format used in your letter. For your convenience, we have repeated the Staff’s comment exactly as given and set forth our response below such comment.

Form 10-K for the Year Ended December 31, 2021

Item 1. Business, page 4

1.Comment: We note that in 2020, you launched your e-commerce platform, Mattel Creations. Please tell us your consideration for disclosing information about this platform including financial information as well as any risk factors regarding this platform. For example, we note that you offer paid annual memberships and related merchandise on this platform as well as limited edition and exclusive product sales. Describe the accounting for these memberships and exclusive sales, including at a segment level, and revise your disclosures to the extent material.

Response: By way of background, Mattel Creations is a component of Mattel’s business intended to advance Mattel’s e-commerce and direct-to-consumer activities, with a particular focus on the sale of premium and exclusive offerings to toy collectors. The expansion of Mattel’s e-commerce and direct-to-consumer activities, including sales through the Mattel Creations e-commerce platform, is a part of Mattel’s broader strategy to accelerate sales growth.

Mattel Creations derives revenues from the sale of products directly to consumers and from annual membership fees. Mattel respectfully advises the Staff that, while Mattel Creations continues to be part of Mattel’s strategy to expand its online sales, it has not been, and is not currently, material to Mattel’s business or any of its reporting segments. Since its launch in 2020, total revenues for Mattel Creations have not been material and comprised less than 1% of Mattel’s consolidated net sales for the year ended December 31, 2021. Membership fees for this platform comprised less than 5% of total Mattel Creations revenues for the year ended December 31, 2021. All Mattel Creations revenues are reported in Mattel’s North America reporting segment. Mattel considered the materiality of the Mattel Creations e-commerce platform when evaluating the need for disclosure of any financial or accounting information in its filings. Mattel also considered the risk of data breaches on Mattel Creations and its other e-commerce platforms. Item 1A “Risk Factors” of Mattel’s Form 10-K for the Year Ended December 31, 2021 (“2021 Form 10-K”) included a discussion of Mattel’s reliance on information technology in its operations and cautioned that a technology breach could have a material adverse effect on Mattel’s business.

Mattel will continue to monitor the business of Mattel Creations and will add disclosures in its future filings if and when material.
2.Comment: We note your disclosure that you plan to expand your entertainment offerings which includes various sources of digital content and digital experiences. Please describe and expand your disclosures to the extent material, the associated cost structure for your specific entertainment offerings including your accounting policy for these costs. Additionally, describe any other associated revenues from these offerings including advertising revenues, if applicable.

Response: Entertainment offerings include digital content, digital gaming, and live events. Mattel respectfully advises the Staff that, although the expansion of entertainment offerings is part of Mattel’s strategy to capture the full value of its intellectual property (“IP”), total revenues from entertainment offerings have not been, and for the year ended December 31, 2021 were not, material.

Mattel’s digital content offerings include the production of digital content (“film assets”), and Mattel earns revenues from the subsequent licensing of film assets to third party distributors. For the year ended December 31, 2021, revenues from the licensing of film assets represented less than 1% of Mattel’s consolidated net sales. Costs associated with film assets are recorded pursuant to ASC 926 – Entertainment – Films, and as of December 31, 2021, total film assets capitalized were less than 1% of Mattel’s total consolidated assets.

Digital gaming offerings are primarily comprised of mobile games developed by third party developers, where Mattel receives a royalty for the use of its IP, and to a lesser extent, games that Mattel develops internally. For the year ended December 31, 2021, revenues from digital gaming represented less than 1% of Mattel’s consolidated net sales, and revenues from internally developed games represented less than 5% of total digital gaming revenues.

Live events represent Mattel-branded live event attractions, including events managed directly by Mattel and others managed by third parties where Mattel receives a royalty for the use of its IP, such as Hot Wheels Monster Trucks Live. For the year ended December 31, 2021, revenues from live events represented less than 1% of Mattel’s consolidated net sales.

Mattel will continue to monitor its entertainment offerings and will add disclosures in its future filings if and when material.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Policies and Estimates, page 39
3.Comment: We note your discussion of critical accounting estimates that are more significantly affected by judgments and estimates. Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please revise to include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Refer to Item 303(b)(3) of Regulation S-K.

Response: Mattel has reviewed its filings in connection with the Staff’s comment and respectfully proposes that it will revise disclosures regarding critical accounting policies and the use of estimates to include further qualitative and quantitative discussion of the changes between periods and of the sensitivity of reported results to changes in assumptions, judgments, and estimates, as suggested by the Staff, in its upcoming Annual Report on Form 10-K for the year ended December 31, 2022 (“2022 Form 10-K”). As part of this review, Mattel determined that certain estimates previously characterized as critical accounting estimates no longer meet the criteria described in Item 303(b)(3) of Regulation S-K of having a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations. Accounting estimates no longer meeting the critical accounting estimate criteria, including share-based payments and benefit plan assumptions, have been omitted from the example disclosure presented below.

Included below is an example of the type of expanded disclosures Mattel anticipates providing, based on the discussion of critical accounting policies and the use of estimates in the 2021 Form 10-K. For ease of review, additions have been underlined and deletions have been marked as struck:

Application of Critical Accounting Policies and Estimates

Mattel makes certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. The accounting policies and estimates described below are those Mattel considers most critical in preparing its consolidated financial statements. ~~Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of its Board of Directors, and the Audit Committee has reviewed the disclosures included below.~~ These accounting policies and estimates include significant judgments made by management using information available at the time the estimates are made. As described below, however, these estimates could change materially if different information or assumptions were used instead~~. For a summary of Mattel’s significant accounting policies, estimates, and methods used in the preparation of Mattel’s consolidated financial statements, see Item 8 "Financial Statements and Supplementary Data—Note 1 to the Consolidated Financial Statements—Summary of Significant Accounting Policies."~~

Accounts Receivable—Allowance for Credit Losses

The allowance for credit losses is based on collection history and management's assessment of the current economic trends, business environment, customers' financial condition, accounts receivable aging, and customer disputes that may impact the level of future credit losses. Management believes the accounting estimate related to the allowance for credit losses is a "critical accounting estimate" because significant judgment is required to evaluate the creditworthiness of its customers when estimating the collectability of its accounts receivable. In addition, the allowance requires a high degree of judgment since it involves estimation of the impact of both current and future economic factors in relation to its customers’ ability to pay amounts owed to Mattel. Significant changes in the assumptions used to develop the estimate could materially affect key financial measures, including other selling and administrative expenses, net income, and accounts receivable.

Mattel’s products are sold throughout the world. Products within the North America segment are sold directly to retailers, including discount and freestanding toy stores, chain stores, department stores, other retail outlets and, to a limited extent, wholesalers, and directly to consumers. Products within the International segment are sold directly to retailers and wholesalers in most European, Latin American, and Asian countries, and in Australia and New Zealand, and through agents and distributors in those countries where Mattel has no direct presence.

In recent years, the mass-market retail channel has experienced significant shifts in market share among competitors, causing some large retailers to experience liquidity problems. Mattel’s sales to customers are typically made on credit without collateral and are highly concentrated in the third and fourth quarters due to the seasonal nature of toy sales, which results in a substantial portion of trade receivables being collected during the latter half of the year and the first quarter of the following year. There is a risk that customers will not pay, or that payment may be delayed, because of bankruptcy, financial difficulty, or other factors beyond the control of Mattel. This could increase Mattel’s exposure to losses from bad debts.

A small number of customers account for a large share of Mattel’s net sales and accounts receivable. In 2021, Mattel’s three largest customers, Walmart, Target, and Amazon, in the aggregate, accounted for approximately 46% of net sales, and its ten largest customers, in the aggregate, accounted for approximately 53% of net sales. As of December 31, 2021, Mattel’s three largest customers accounted for approximately 47% of net accounts receivable, and its ten largest customers accounted for approximately 56% of net accounts receivable. Should one or more of Mattel’s large customers experience bankruptcy or financial difficulty, the allowance for credit losses may not be sufficient to cover such losses.

Mattel has procedures to mitigate its risk of exposure to losses from bad debts. Credit limits and payment terms are established based on the underlying criteria that collectability must be reasonably assured at the levels set for each customer. Extensive evaluations are performed on an ongoing basis throughout the fiscal year of each customer’s financial performance, cash generation, financing availability, and liquidity status. Customers are reviewed at least annually, with more frequent reviews being performed, if necessary, based on the customers’ financial condition and the level of credit being extended. For customers who are experiencing financial difficulty, management performs additional financial analyses prior to shipping to those customers on credit. Customers’ terms and credit limits are adjusted or revoked, if necessary, to reflect the results of the review. Mattel uses a variety of financial arrangements to ensure collectability of accounts receivable of customers, including requiring letters of credit, purchasing various forms of credit insurance with unrelated third parties, or requiring cash in advance of shipment.

The following table summarizes Mattel’s allowance for credit losses:

Changes in the allowance for credit losses reflect management’s assessment of the factors noted above, including changes in current economic trends, business environment, past due accounts, disputed balances with customers, and the financial condition of customers. The allowance for credit losses is also affected by the time at which uncollectable accounts receivable balances are actually written off.

For the year ended December 31, 2021, Mattel recorded a charge related to its allowance for credit losses of approximately $1 million, which was recognized as other selling and administrative expenses. In general, Mattel’s allowance for credit loss estimates has historically been within its expectations and in line with the reserves established, and although possible, significant variation is not expected in the future. If significant changes in the assumptions used to develop the estimates occurred, they could materially affect key financial measures, including other selling and administrative expenses and accounts receivable. A hypothetical 1% increase or decrease to the allowance for credit losses as a percentage of accounts receivable would have impacted 2021 other selling and administrative expenses by approximately $11 million.

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies Revenue Recognition and Sales Adjustments, page 59

4.Comment: Please revise your disclosures to explain the typical billing and payment terms under your contracts and how the differences in timing of revenue recognition and invoicing your customers impacts any contract assets or contract liabilities recorded. Further, to the extent material, please disclose the amounts of contract assets and liabilities and the amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8 and 50-9.

Response: In response to the Staff’s comment, Mattel respectfully advises the Staff that its payments terms vary by customer, market, and transaction type; however, payments from customers are typically due to Mattel within 60 days from the invoice date.

Mattel derives revenues from the sale of toys and related products directly to retailers and, to a limited extent, wholesalers. Revenues associated with these transactions are recognized at the point in time when control of the goods is transferred to the customer, which is either upon shipment or upon receipt of [finished] goods by the customer, depending on the contractual terms. Mattel generally invoices the customer for these transactions when revenue is recognized. As revenue recognition and invoicing generally occur concurrently, these transactions do not result in contract assets or contract liabilities. For the year ended December 31, 2021, over 90% of Mattel’s consolidated net sales were related to the sale of toys and related products to retailers and wholesalers.

Mattel also derives revenues from licensing arrangements and direct-to-consumer transactions, which represented less than 10% of Mattel’s consolidated net sales for the year ended December 31, 2021. Certain of these licensing arrangements and direct-to-consumer transactions include invoicing and payment terms that result in cash collections in advance of revenue recognition, which are recorded as contract liabilities on Mattel’s consolidated balance sheet. These contract liabilities include deferred revenue related to upfront minimum guarantees from licensing arrangements, cash collections in advance of product shipment related to online direct-to-consumer sales, and gift card sales. Mattel’s aggregate contract liabilities were approximately $45 million as of December 31, 2021, or less than 3% of its consolidated current liabilities. These licensing arrangements and direct-to-consumer transactions have not resulted in the recognition of contract assets.

Mattel considered the disclosure requirements in ASC 606-10-50-8 and 50-9 related to the opening and closing balances of its contract liabilities and revenue recognized in the reporting periods that were included in such balances at the beginning of the reporting periods, and respectfully advises the Staff that such balances were immaterial.

Mattel will include disclosure regarding typical payment terms under contracts with its customers in the 2022 Form 10-K. Additionally, Mattel will continue to monitor its contract asset and contract liability balances and will add disclosures in its future filings if and when material.

Form 10-Q for the Period Ended September 30, 2022

Notes to Consolidated Financial Statements
5. Goodwill and Intangible Assets, Net
Goodwill, page 10

5.Comment: We note that in the third quarter of 2022, you performed a qualitative assessment to determine whether it was more likely than not that the book value of you reporting units exceeded the fair value and it was determined that goodwill was not impaired. We further note that net sales and gross billings decreased for certain of your segments including your American Girl segment. Please tell us how you considered the factors pursuant to ASC 350-20-35-3 in determining that further impairment testing was not necessary given the decreases. Additionally, please tell us if the fair values of each of your reporting units are substantially in excess of their carrying values.

Response: In response to the Staff’s comment, Mattel respectfully advises the Staff that its evaluation of whether it was more likely than not that the carrying amount of its reporting units met or exceeded the fair value was performed pursuant to ASC 350-20-35-3. Mattel assessed relevant events, including those set forth in ASC 350-20-35-3C, and considered guidance set forth in ASC 350-20-25-3F related to the weighting events and circumstances that most affect the fair value and carrying values of reporting units, and whether recent fair value calculations have been performed.

Mattel last performed a quantitative goodwill impairment assessment as of August 1, 2020. When performing the quantitative impairment assessment, the resulting calculations of the fair values of Mattel’s three reporting units were 3.7 times, 1.8 times, and 1.6 times, greater than the carrying value for the North America, International, and American Girl reporting units, respectively.

Mattel’s forecasted financial information for each of the reporting units as of August 1, 2022, the date of Mattel’s latest annual impairment test, exceeded forecasts used in the August 1, 2020 calculations. The carrying values of Mattel’s reporting units have increased since August 1, 2020, but such increases are not significant. Mattel considered other factors noted in ASC 350-20-35-3C, including the rising interest rate environment, fluctuations in foreign exchange rates, and cost inflation, and concluded that the weight of all relevant factors indicated that it was not more likely than not that carrying amounts exceeded fair values.

Mattel acknowledges that American Girl experienced decreases in net sales and gross billings in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. However, American Girl net sales, gross billings, and operating income have outperformed forecasted financial results used in the August 1, 2020 fair value calculation. Additionally, full-year 2022 and future years’ forecasted results were expected to meet or exceed the forecasted financial results used in the August 1, 2020 fair value calculation based on the latest forecasts as of August 1, 2022. As of August 1, 2022, the carrying value of the American Girl reporting unit had increased by approximately $9 million, or 4%, from August 1, 2020.

Due to the year-to-date declines in American Girl segment net sales and gross billings as of August 1, 2022, Mattel performed sensitivity analyses on the current financial forecasts for the American Girl reporting unit to evaluate the impact of downward adjustments to forecasted net sales and operating margin as well as increasing discount rates on American Girl reporting unit fair value estimates. The sensitivity analysis performed indicated that, given fair value was substantially in excess of carrying value, reasonable adjustments to financial forecast assumptions would not indicate that it is more likely than not that carrying value exceeded fair value. As a result, Mattel concluded that it was not necessary to perform a quantitative goodwill impairment analysis for the American Girl reporting unit.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 32
6.Comment: We note your discussion of gross billings and changes from period to period which is extensive and you do not include a similar discussion of changes in the U.S. GAAP net sales line. We note a similar discussion in your 10-K filing. We also note that you reconcile your gross billings to the U.S. GAAP net sales amount. Please revise to provide a detailed discussion of significant changes in your GAAP net sales for each respective period. Refer to Rule 303(b) and (c) of Regulation S-K. Further, consider whether it is appropriate to include a reconciliation of gross billings to U.S. GAAP net sales if the presentation of gross billings is meant to represent a metric instead of a non-GAAP measure. If it is a non-GAAP measure, please tell us how it is consistent with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:
In response to the Staff’s comment, Mattel respectfully advises the Staff that it continues to believe that gross billings is a key performance indicator metric.  As such, in future filings, Mattel will not include a reconciliation of gross billings to the U.S GAAP net sales amounts. Mattel will also include a discussion of changes in net sales for each respective period.

7.Comment: We note your discussion of financial results that qualitatively discuss multiple factors that impacted changes in your financial statement line items from period to period. We note a similar discussion in your 10-K filing. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b)
of Regulation S-K.

Response: In response to the Staff’s comment, Mattel respectfully advises the Staff that it will further describe the underlying reasons for a material change to a line item, including the impact of offsetting factors, in both quantitative and qualitative terms in future filings on Form 10-Q and Form 10-K, beginning with the 2022 Form 10-K.

Please feel free to call the undersigned at (310) 252-3611 or Brian Lane or Michael Scanlon of Gibson, Dunn & Crutcher LLP at (202) 887-3646 or (202) 887-3668, respectively, with any questions or comments regarding the foregoing.

Very truly yours,
/s/ Anthony DiSilvestro
Anthony DiSilvestro
Chief Financial Officer